Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 7, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ✓         Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                                                                  No     ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on February 27, 2006, entitled “IMPAIRMENT REVIEW AND UPDATE TO OUTLOOK”.

27 February 2006

IMPAIRMENT REVIEW AND UPDATE TO OUTLOOK

Against a backdrop of intensifying competition and pricing pressures in several of its key markets, Vodafone Group Plc (“Vodafone”) is currently completing its detailed budget for the year ending 31 March 2007 and its annual long term planning process. This incorporates an annual review of the carrying value of its assets in accordance with International Financial Reporting Standards (“IFRS”).  Under IFRS, which was first adopted with effect from 1 April 2004, goodwill is no longer subject to annual amortisation.  Previously, under UK GAAP, goodwill was amortised with a charge to the income statement of approximately £13 billion per annum.

Vodafone now expects the outcome of this review of the carrying value of its assets (“impairment review”) will be a material impairment in the carrying value of goodwill in the range of £23 billion to £28 billion, reflecting a lower view of growth prospects, particularly in the medium to long term, than those it had used previously.  Final details of the review of carrying values will be announced upon completion of the process.

Vodafone is also providing an update to its revenue and EBITDA margin expectations for the year ending 31 March 2007.  Vodafone’s expectations for adjusted earnings per share for the year ending 31 March 2007 are in line with current market expectations.

Vodafone’s outlook for the current financial year remains unchanged.

Impairment review

Under IFRS, goodwill and indefinite lived intangible assets in respect of subsidiary undertakings and joint ventures are not subject to amortisation but are tested at least annually for impairment or when indicators are identified that an asset may be impaired.  Investments in associated undertakings are also tested for impairment.  Finite lived assets, such as 3G licences, are carried at historic cost and subject to annual depreciation or amortisation and are reviewed for indicators of impairment.

As detailed below, Vodafone carries a significant amount of goodwill on its balance sheet, principally resulting from the Mannesmann acquisition in 2000, which occurred at a time when share prices in the telecommunications sector were significantly higher than today.

The Group prepares ten year plans for its businesses annually, which it also uses for the purposes of conducting the carrying value review.  Reflecting the increasingly competitive environment in the industry, Vodafone has incorporated into its latest ten year plan a lower view of growth prospects for a number of key operating companies, particularly in the medium to long term, than those it has used previously.

The result of these factors is that Vodafone expects to report:

•                  An impairment of the Group’s goodwill in the range of £23 billion to £28 billion in respect of reductions in the aggregate goodwill for Vodafone Germany, Vodafone Italy and, potentially, Vodafone Japan.  It is expected that most of the total will be attributable to Vodafone Germany.

•                  No impairment for any other subsidiary, joint venture or investment in associated undertakings

•                  No impairment in respect of finite lived assets

A summary of the Group’s goodwill in respect of subsidiary undertakings and joint ventures as at 30 September 2005 is set out below.

£ billion
Germany	35.5
Italy	19.7
Japan	9.0
Spain	10.3
UK	0.7
Other subsidiaries and joint ventures	6.3
81.5

The carrying value of investments in associated undertakings as at 30 September 2005 was £22.1 billion.

No impairment is expected to be recorded under US GAAP due to a different methodology under US GAAP when compared to IFRS.

This expected reduction in carrying value of goodwill will not impact this year’s reported cash flows or distributable reserves.  This expected impairment to goodwill will be reported within operating profit in Vodafone’s Income Statement for the year ending 31 March 2006, but will be classified as an item not reflecting underlying business performance and therefore will not impact adjusted performance reporting measures.

Outlook for the year ending 31 March 2007

Vodafone will provide a full outlook statement for the year ending 31 March 2007 with its 2006 preliminary results announcement on 30 May 2006.

It is now expected that the overall proportionate mobile revenue growth, on an organic basis, will be in the range of 5% to 6.5%.  This lower growth rate compared to the year ending 31 March 2006 reflects the increasingly intense competitive environment, continuing regulatory reductions in termination rates and the one-off beneficial impact in the year ending 31 March 2006 of the introduction of mobile to mobile termination rates in France.

The Group envisages a year on year decline in proportionate mobile EBITDA margins, excluding Japan, of around 1% on an organic basis, as initiatives to drive further cost efficiencies are offset by pricing pressures, additional investments in customers and changes in termination rates.

The Group continues to expect EBITDA margins for Japan to be in the high teens for the year.

Vodafone is reiterating other expectations for the year ending 31 March 2007 contained within the outlook statement provided on 15 November 2005, as updated on 24 January 2006.  The statements were provided on the basis that the impact of the transactions in Sweden, India, South Africa and Turkey were not included.  Vodafone will update these expectations for the impact from these transactions on 30 May 2006.

Vodafone’s expectations for adjusted earnings per share for the year ending 31 March 2007 are in line with current market expectations.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors:

IFRS requirements

Under IFRS, Vodafone tests fixed assets, including goodwill, for impairment by comparing the carrying value for each operating company to its respective recoverable amount.  The recoverable amount is defined as the higher of fair value less costs to sell, and value in use.  Value in use is estimated based on discounted cash flows.

Key assumptions used in value in use calculations

The Group prepares ten year plans for its businesses annually and historically has used these ten year plans for its value in use calculations.

Reflecting the increasingly competitive environment in the industry, Vodafone has incorporated into its latest ten year plan a lower view of growth prospects for a number of key operating companies, particularly in the medium to long term, than those it has used previously.

As a result of these lower growth prospects, Vodafone has now also determined that it is appropriate to use projections of five years instead of ten years for its value in use calculations, except in operations it is forecasting to grow ahead of the long term growth rate for the relevant market for a period of more than five years.

The perpetuity growth rate used in the Group’s value in use calculations for mobile businesses is generally determined as the lower of the nominal GDP rate for the country of operation and the long term compound annual growth rate in EBITDA implied by the business plan.  The lower view of longer term prospects has resulted in a reduction in the perpetuity growth rate in certain markets.

US GAAP requirements

Under US GAAP, Vodafone tests finite lived fixed assets for impairment using a two step process. The carrying value of each operating company is first compared to its respective recoverable amount. The recoverable amount is determined based on undiscounted cash flows. Secondly, if the carrying value exceeds the recoverable amount, then the carrying value is reduced to its fair value, which is generally determined using discounted cash flows.

Forward-looking statement

This Press release contains forward-looking statements, in particular in relation to the Group’s outlook for the financial years ending on 31 March 2006 and 31 March 2007, which are subject to risks and uncertainties because they relate to future events. Some of the factors which may cause actual results to differ from these forward looking statements can be found by referring to the information contained under the heading “Forward Looking Statements” in our interim results announcement for the six months to 30 September 2005 and under the heading “Risk Factors” in our Annual Report for the year ended 31 March 2005. The interim results announcement and our Annual Report can be found on our website (www.vodafone.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 7, 2006	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
Title: Company Secretary